

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

Alex Ryan
President
Duckhorn Portfolio, Inc.
1201 Dowdell Lane
Saint Helena, CA 94574

> **Re: Duckhorn Portfolio, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed June 21, 2021**
> **File No. 377-05066**

Dear Mr. Ryan:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Stertzel at (202) 551-3723 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing